UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Final Amendment)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Alternative Alpha Fund II

(Name of Issuer)

Blackstone Alternative Alpha Fund II

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Arthur Liao

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

(212) 583-5013

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James E. Thomas, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7367

September 25, 2014

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$3,209,126(a)	$413 (b)
(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of August 31, 2014.
(b)	Calculated at $128.80 per $1,000,000.00 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $413	Filing Parties: Blackstone Alternative Alpha Fund II
Form or Registration No.: Schedule TO	Date Filed: September 25, 2014

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by Blackstone Alternative Alpha Fund II (the “Fund”) on September 25, 2014 relating to the tender offer (the “Offer”) by the Fund to purchase up to 2,895 of its Advisor Class III outstanding shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share as of December 31, 2014 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on October 24, 2014.

2.	No Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE ALTERNATIVE ALPHA FUND II

	By:	/s/ Arthur Liao
	Name:	Arthur Liao
Dated: February 10, 2015	Title:	Principal Financial and Accounting Officer